SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 TerraForm Power, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value

(Title of Class of Securities)

88104R100

(CUSIP Number)

D. E. Shaw & Co., L.P.

Attn: Compliance Department

1166 Avenue of the Americas, 9th Floor

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Composite Holdings, L.L.C. FEIN 20-3816265
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,578,575
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,578,575
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1 The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., an affiliate of the Issuer. See Declaration of Patrick M. Cook at 13 (Dkt. 4), In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,080,922
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,080,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

2 The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., an affiliate of the Issuer. See Declaration of Patrick M. Cook at 13 (Dkt. 4), In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,080,922
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,080,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

3 The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of April 21, 2016, based on information provided SunEdison, Inc., an affiliate of the Issuer. See Declaration of Patrick M. Cook at 13 (Dkt. 4), In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding…”).

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,080,922
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,080,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

4 The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., an affiliate of the Issuer. See Declaration of Patrick M. Cook at 13 (Dkt. 4), In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding…”).

Item 1.	Security and the Issuer

This statement on Schedule 13D relates to the Class A common stock, $0.01 par value per share (the “Common Shares”) of TerraForm Power, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland 20814.

Item 2.	Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Composite Holdings, L.L.C., a Delaware limited liability company (“Composite Holdings”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw,” and together with Composite Holdings, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

(c) The principal business of Composite Holdings is that of a limited liability company focusing primarily on multiple investment strategies. Composite Holdings does not have any executive officers or directors. The principal business of DESCO LLC is to act as a manager to certain entities, including, without limitation, Composite Holdings. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Composite Holdings. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II Inc.”), is the managing member of DESCO LLC. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. David E. Shaw is the President and sole shareholder of each of DESCO II Inc. and DESCO Inc.

(d) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On September 16, 2013, the U.S. Securities and Exchange Commission (the “SEC”) instituted a settled administrative proceeding against DESCO LP (the “Settled Order”) relating to inadvertent violations of Rule 105 of Regulation M (“Rule 105”) under the Securities Exchange Act of 1934. Rule 105 prohibits a person from buying an equity security made available through a public offering, conducted on a firm basis, from an underwriter or broker or dealer participating in the offering if that person sold short the same security during the restricted period defined in the rule. Rule 105 applies irrespective of the short seller’s intent in effecting the short sale. Pursuant to the Settled Order, DESCO LP paid $447,794 in disgorgement, $18,192.37 in pre-judgment interest, and a civil penalty of $201,506. The Settled Order also requires that DESCO LP “cease and desist from committing or causing any violations and any future violations of Rule 105.” The Settled Order notes that in determining to accept DESCO LP’s offer of settlement, the SEC considered “remedial acts promptly undertaken” by DESCO LP and “cooperation afforded to [SEC] staff” by DESCO LP. Except with respect to the matter described above, no Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 29, 2015, SunEdison, Inc. (“SunEdison”) and certain of SunEdison’s affiliates (including Seller Note, LLC, a wholly owned subsidiary of SunEdison (the “Note Issuer”)) entered into a purchase and sale agreement (the “Purchase Agreement”)5 with the holders (including Composite Holdings and certain of its affiliates) of approximately $336 million aggregate principal amount of 3.75% Guaranteed Exchangeable Senior Secured Notes due 2020 (the “Notes”) previously issued by the Note Issuer and guaranteed by SunEdison. Pursuant to the Purchase Agreement, the Note Issuer transferred the 6,080,922 Subject Shares (as defined below) to Composite Holdings and certain of its affiliates in exchange for the extinguishment of certain Notes held by them.

Item 4.	Purpose of Transaction

Composite Holdings and/or certain of its affiliates will review its and its affiliates’ investments in the Common Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, Composite Holdings and/or certain of its affiliates may determine to:

•	acquire additional Common Shares through open market purchases or otherwise; or

•	sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person or any of their affiliates will take any such actions.

Composite Holdings and/or certain of its affiliates may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market investment conditions, Composite Holdings and/or certain of its affiliates may determine to pursue various alternatives in respect of its and its affiliates’ investments in the Issuer. Such actions may include, without limitation, direct or indirect participation in the following:

•	forming and pursuing potential strategic developments and plans related to the Issuer;

5 A copy of the Purchase Agreement was attached as an exhibit to the Form 8-K filed by SunEdison with the SEC on December 30, 2015.

•	seeking representation on the Board of Directors of the Issuer;

•	making recommendations to or having discussions with the Issuer’s Board of Directors, management or representatives of the Issuer, other shareholders and other persons and entities concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, the provisions of the Issuer’s Articles of Incorporation or Bylaws or other matters;

•	seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

•	formulating, pursuing, or participating in potential transactions, developments, or plans related to or in respect of the management or control of the Issuer;

•	restructuring and effecting other significant transactions with respect to the Issuer;

•	participating in a “going-private” transaction;

•	taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or

•	providing financing for any of the foregoing.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Composite Holdings or any other Reporting Person or any of their respective affiliates.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based upon information provided by SunEdison, an affiliate of the Issuer, there were 91,280,208 Common Shares issued and outstanding as of April 21, 2016.6 The 4,578,575 Common Shares beneficially owned by Composite Holdings (the “Composite Shares”) represent approximately 5.0% of the Common Shares issued and outstanding. Common Shares are also beneficially owned by D. E. Shaw CF-SP Series 1 MWP Acquisition, L.L.C. (“Series 1”), D. E. Shaw CF-SP Series 13-04, L.L.C. (“Series 13”), D. E. Shaw CF-SP Series 8-01, L.L.C. (“Series 8”), D. E. Shaw CF-SP Series 11-06, L.L.C. (“Series 11”), and D. E. Shaw CF-SP Series 10-07, L.L.C. (“Series 10”). The 557,362 Common Shares beneficially owned by Series 1 (the “Series 1 Shares”) represent approximately 0.6% of the Common Shares issued and outstanding. The 318,658 Common Shares beneficially owned by Series 13 (the “Series 13 Shares”) represent approximately 0.3% of the Common Shares issued and outstanding. The 297,766 Common Shares beneficially owned by Series 8 (the “Series 8 Shares”) represent approximately 0.3% of the Common Shares issued and outstanding. The 274,524 Common Shares beneficially owned by Series 11 (the “Series 11 Shares”) represent approximately 0.3% of the Common Shares issued and outstanding. The 54,037 Common Shares beneficially owned by Series 10 (the “Series 10 Shares”) represent approximately 0.1% of the Common Shares issued and outstanding.

6 See Declaration of Patrick M. Cook at 13 (Dkt. 4), In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding…”).

DESCO LLC, as the manager of (i) Composite Holdings, (ii) Series 1, (iii) Series 13, (iv) Series 8, (v) Series 11, and (vi) Series 10, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the (i) Composite Shares, (ii) Series 1 Shares, (iii) Series 13 Shares, (iv) Series 8 Shares, (v) Series 11 Shares, and (vi) Series 10 Shares (collectively, the “Subject Shares”).

DESCO LP, as the investment adviser of (i) Composite Holdings, (ii) Series 1, (iii) Series 13, (iv) Series 8, (v) Series 11, and (vi) Series 10, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. On August 25, 2016, the Reporting Persons beneficially owned 6.7% of the Common Shares issued and outstanding. Neither DESCO LP nor DESCO LLC owns any of the Subject Shares directly, and each of DESCO LP and DESCO LLC disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of (i) Composite Holdings, (ii) Series 1, (iii) Series 13, (iv) Series 8, (v) Series 11, and (vi) Series 10, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, which in turn is the manager of (i) Composite Holdings, (ii) Series 1, (iii) Series 13, (iv) Series 8, (v) Series 11, and (vi) Series 10, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares as described above. Therefore, David E. Shaw may be deemed to be the beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of August 25 2016, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 or Item 5, owned any Common Shares other than those set forth in Item 5.

(c) None of the Reporting Persons has transacted in the Common Shares during the past sixty days.

(d) No person other than the Reporting Persons or any of the persons set forth in Item 2 or Item 5 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 or Item 5 has any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated August 25, 2016.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated December 16, 2014.

Exhibit 3	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated December 16, 2014.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated December 16, 2014, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibits 2 and 3 and incorporated herein by reference.

Dated: August 25, 2016

D. E. Shaw Composite Holdings, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw